UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-23423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C & F Financial Corporation

802 Main Street

West Point, Virginia 23181

REQUIRED INFORMATION

The Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Virginia Bankers Association Defined Contribution

    Plan for Citizens and Farmers Bank

West Point, Virginia

We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2005 and 2004, and the changes in financial status for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia

June 13, 2006

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$8,525,357	$7,566,081

Receivables:
Employer contribution	182,135	175,387
Other	3,536	2,884

Total receivables	185,671	178,271

Cash	3,605	3,429

Net assets available for benefits	$8,714,633	$7,747,781

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$394,414	$581,427
Interest and dividends	213,628	117,694

	608,042	699,121

Contributions:
Employer	515,275	458,942
Participants	556,127	489,362
Rollover contributions	16,748	140,858

	1,088,150	1,089,162

Total additions	1,696,192	1,788,283

Deductions from net assets attributed to:
Benefits paid to participants	698,025	159,631
Administrative expenses	31,315	38,037

	729,340	197,668

Net increase	966,852	1,590,615

Net assets available for benefits:
Beginning of period	7,747,781	6,157,166

End of period	$8,714,633	$7,747,781

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (Bank), a wholly-owned subsidiary of C&F Financial Corporation, pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all full time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 95% of covered compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan. The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors. This contribution is allocated in proportion to a participant’s covered compensation to covered compensation of all participants. Discretionary profit sharing contributions declared or made by the Bank were $182,135 and $175,387 during the plan years ended December 31, 2005 and 2004, respectively. Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions (b) Plan earnings and (c) forfeitures, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the portion of their accounts contributed by the Bank is based on years of vesting service. Participants vest 20% when credited with two years of vesting service and vesting then increases by 20% for each additional year of vesting service until participants are 100% vested after six years of vesting service.

Investment Options

Investment of all assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into over 20 separate investment options consisting of managed, indexed or individual equity or fixed income funds.

A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Participants may change their investment options daily.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Fund. Loan terms are limited to 5 years or up to 30 years for the purchase of a primary residence. The loans are fully secured by the balance in the participant’s account and bear interest at  1/4 of 1% over the Corporation’s prime rate, which rate will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or beneficiary, as the case may be, may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an IRA selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding. A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

Notes to Financial Statements

Forfeited Accounts

As of December 31, 2005 and 2004, forfeited nonvested account balances totaled $40,558 and $40,408, respectively. These accounts will be reallocated to remaining participants’ accounts in the same manner as employer discretionary contributions.

Note 2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is stated at the fair value determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefit payments are recorded when paid.

Notes to Financial Statements

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

Note 4. Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets.

December 31, 2005
Calvert Large Cap Growth Class I Fund	$1,160,566
Davis New York Venture Class A Fund	1,126,846
Fidelity Spartan U.S. Equity Index Fund	1,592,872
First Eagle Overseas Class A Fund	463,923
Met Managed GIC ABG Trust Fund	968,258
PIMCO Total Return II Administrative Fund	637,938
C&F Financial Corporation – Employer Common Stock	489,790

December 31, 2004
Davis New York Venture Class A Fund	$937,420
Fidelity Spartan U.S. Equity Index Fund	1,421,318
GMO Growth Fund Class M Fund	1,106,571
Met Managed GIC ABG Trust Fund	809,957
PIMCO Total Return II Administrative Fund	494,158
C&F Financial Corporation –Employer Common Stock	484,886

During the Plan years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $394,414 and $581,427, as follows:

	December 31,
	2005	2004
Employer Common Stock	$(36,561)	$8,980
Registered Investment Companies	430,975	572,447

	$394,414	$581,427

Notes to Financial Statements

Note 5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 9, 2004, stating that the Plan, as then designed, is qualified based on the tax laws reviewed and, therefore, the trust established under the Plan is tax exempt. This determination letter may not be relied on with respect to whether the Plan satisfies the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6. Related-Party Transactions

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor. Therefore, C&F Financial Corporation is a party-in-interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations and the fair value of the Employer Common Stock is based on quotes from an active market.

Note 7. Administrative Expenses

Certain administrative expenses are absorbed by Citizens and Farmers Bank, the Plan Sponsor.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Notes to Financial Statements

Note 9. Reconciliation of Financial Statements to Form 5500

Financial information reported on the 2005 and 2004 Form 5500, Annual Return/Report of Employee Benefit Plan, differs from the Plan’s financial statements as follows:

	2005
	Net Assets Available for Benefits	Net Increase in Net Assets Available for Benefits
Balance per financial statements	$8,714,633	$966,852
Less benefits payable at December 31, 2005	(18,571)	(18,571)
Plus benefits payable at December 31, 2004	—	15,179

As reported on Form 5500	$8,696,062	$963,460

	2004
	Net Assets Available for Benefits	Net Increase in Net Assets Available for Benefits
Balance per financial statements	$7,747,781	$1,590,615
Less benefits payable at December 31, 2004	(15,179)	(15,179)

As reported on Form 5500	$7,732,602	$1,575,436

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Schedule of Assets Held for Investment Purposes

EIN: 54-0169510 Plan No. 002

December 31, 2005

Description of Asset/Identity of Issue	Fair Value
Registered Investment Companies
Ariel Fund	$230,435
Calamos Growth Class A Fund	346,117
Calvert Large Cap Growth Class I Fund	1,160,566
Columbia Acorn Class A Fund	288,972
Davis New York Venture Class A Fund	1,126,846
Federated Capital Appreciation Fund	103,374
Fidelity Cash Reserves Fund	883
Fidelity Instl Cash Portfolio Fund	26,159
Fidelity Spartan Total Market Index Fund	11,672
Fidelity Spartan U.S. Equity Index Fund	1,592,872
Fidelity Spartan U.S. Money Market Fund	40,558
Fidelity U.S. Bond Index Fund	18,820
First Eagle Overseas Class A Fund	463,923
Goldman Sachs Mid Cap Value Fund	284,315
Managers Bond Index Fund	6,855
Met Managed GIC ABG Trust Fund	968,258
Oppenheimer Developing Markets Class A Fund	224,233
Oppenheimer Global Class A Fund	325,661
Phoenix Duff & Phelps Real Estate Fund	40,404
PIMCO High Yield Class A Fund	75,285
PIMCO Total Return II Administrative Fund	637,938

7,974,146

Common Stock
C&F Financial Corporation - Employer Common Stock	489,790

Loans
Participant notes	61,421

Total assets held for investment	$8,525,357

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN FOR CITIZENS AND FARMERS BANK
(Name of Plan)

Date June 28, 2006	/s/ Thomas F. Cherry
Thomas F. Cherry, Chief Financial Officer
CITIZENS & FARMERS BANK, Plan Administrator